1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com william j. tuttle william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

October 1, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Vincent J. Di Stefano

Re:	Garrison Capital LLC
Registration Statement on Form N-2
File Numbers 333-173026 and 814-878

Ladies and Gentlemen:

Garrison Capital LLC, a Delaware limited liability company (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 7 (“Amendment No. 7”) to its Registration Statement on Form N-2 (Registration No. 333-173026) (the “Registration Statement”). In response to our recent conversation with Vincent Di Stefano of the staff (the “Staff”) of the Commission, we hereby confirm that Amendment No. 7 was filed for purposes of including pricing and share-related information in connection with the anticipated launch of the roadshow for the offering. In addition, we hereby represent that Amendment No. 7 contains no other material changes to the disclosures included in Amendment No.6, as filed with the Commission on August 15, 2012.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by facsimile at 202.261.3333) or Thomas J. Friedmann at 202.261.3313 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

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Vincent J. Di Stefano October 1, 2012 Page 2

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

Cc:	Brian Chase, Garrison Investment Group LP
Thomas J. Friedmann, Dechert LLP